LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S   R E L E  A S E

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP ANNOUNCES GRANT OF OPTIONS

For  Immediate  Release:   April  15,  2011   Vancouver,  BC  —Linux  Gold  Corp.  (LNXGF-OTCBB),

and its  Board of Directors (the "Board") is  pleased to announce that it has  granted incentive stock options  to  directors  and  an  officer  of  the  Company  to  purchase  up  to  400,000  common  shares  at a price of $0.10 per share, exercisable for a period of five years from the date of granting.

Shareholder  approval  for  the  granting  and  exercise  of  incentive  stock  options,  and  disinterested

shareholder   approval   for   decreasing   the   exercise   price   of   options,   was   obtained   at   the

Company’s annual general meeting held on August 25, 2010.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. is involved in the exploration of mineral properties. Our current plans are to joint venture  and  explore  our  gold  properties  in  Alaska.  In  addition  to  the  Trout  claims,  Linux  Gold

Corporation  currently  controls  mining  claims  east  of  the  Pogo  Mine  in  the  Goodpasture  Mining

District,  in  the  Livengood-Tolovana  Mining  District,  near  International  Tower  Hill’s  gold  property

(Symbol: ITH ) and near Granite Mountain and on Dime Creek, the latter two properties located in the eastern Seward Peninsula of Alaska. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known  as  the Fish  Creek  Prospect,  located  in  the Fairbanks  Mining  Division  in  Alaska and has  optioned  a  50%  interest  in  the  Fish  Creek  claims  to  Teryl  Resources  Corp.  (TRC-V).  Linux  is retaining a 5% net smelter return or may convert into a 25% working interest.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson, President

Phone Contact:

John Robertson  800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written  or  oral,  attributable  to the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.